UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number 000-51138

GRAVITY CO., LTD.

(Translation of registrant’s name into English)

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

GRAVITY REPORTS THIRD QUARTER OF 2019 RESULTS AND BUSINESS UPDATES

Seoul, South Korea – November 14, 2019 – GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or “Company”), a developer and publisher of online and mobile games based in South Korea, today announced its unaudited financial results for the third quarter ended September 30, 2019, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and business updates.

THIRD QUARTER 2019 HIGHLIGHTS

•

Total revenues were KRW 77,566 million (US$ 64,863 thousand), representing a 0.7% decrease from the second quarter ended June 30, 2019 (“QoQ”) and a 75.5% increase from the third quarter ended September 30, 2018 (“YoY”).

•	Operating profit was KRW 10,226 million (US$ 8,551 thousand), representing a 21.3% decrease QoQ and a 44.4% increase YoY.
•	Profit before income tax expenses was KRW 11,213 million (US$ 9,376 thousand), representing a 20.1% decrease QoQ and a 53.0% increase YoY.
•	Net profit attributable to parent company was KRW 8,952 million (US$ 7,485 thousand), representing a 17.6% decrease QoQ and a 41.8% increase YoY.

REVIEW OF THIRD QUARTER 2019 FINANCIAL RESULTS

Revenues

Subscription revenues for the third quarter of 2019 were KRW 10,564 million (US$ 8,834 thousand), representing a 56.6 % increase QoQ from KRW 6,746 million and a 75.9% increase YoY from KRW 6,005 million. The increase QoQ was mainly attributable to increased revenues from Ragnarok Online in Taiwan, Brazil, and Ragnarok Prequel 2 in Taiwan. The increase YoY was largely due to increased revenues from Ragnarok Online in Taiwan, Brazil and Ragnarok Prequel 2 in Taiwan. Such increase was partially offset by decreased revenue from Ragnarok Prequel in Taiwan.

Royalty and license fee revenues for the third quarter of 2019 were KRW 2,583 million (US$ 2,160 thousand), representing an 8.8% decrease QoQ from KRW 2,832 million and a 12.8% decrease YoY from KRW 2,961 million. The decrease QoQ was primarily due to decreased revenue from Ragnarok Online in Japan. The decrease YoY resulted mainly from decreased revenues from Ragnarok Online in Brazil and Thailand.

Mobile game and application revenues were KRW 61,238 million (US$ 51,209 thousand) for the third quarter of 2019, representing a 7.9% decrease QoQ from KRW 66,463 million and a 83.4% increase YoY from KRW 33,387 million. The decrease QoQ resulted primarily from decreased revenues from Ragnarok M: Eternal Love in Southeast Asia, North America, South America, Oceania, and Taiwan. Such decrease was partially offset by increased revenues from Ragnarok M: Eternal Love in Japan, Korea and Ragnarok H5 that has launched on September 19, 2019 in Korea. The increase YoY was primarily due to revenues from

Ragnarok M: Eternal Love in Southeast Asia, Japan, North America, South America, Oceania, and Ragnarok H5 launched in September in Korea. This increase was partially offset by decreased revenues from Ragnarok M: Eternal Love in Taiwan and Korea.

Character merchandising and other revenues were KRW 3,181 million (US$ 2,660 thousand) for the third quarter of 2019, representing 52.5% increase QoQ from KRW 2,086 million and a 72.1% increase YoY from KRW 1,848 million.

Cost of Revenue

Cost of revenue was KRW 56,058 million (US$ 46,877 thousand) for the third quarter of 2019, representing a 1.4% decrease QoQ from KRW 56,858 million and a 88.1% increase YoY from KRW 29,806 million. The decrease QoQ was mainly due to decreased commission paid for mobile game services related to Ragnarok M: Eternal love in Southeast Asia, North America, South America, and Oceania. The increase YoY was mostly from increased commission paid for mobile game services related to Ragnarok M: Eternal love in Southeast Asia, North America, South America, Oceania, and Japan.

Operating Expenses

Operating expenses were KRW 11,282 million (US$ 9,435 thousand) for the third quarter of 2019, representing a 36.4% increase QoQ from KRW 8,271 million and a 54.3% increase YoY from KRW 7,311 million. The increase QoQ was mainly attributable to increased advertising expenses for Ragnarok M: Eternal Love in Korea, Ragnarok H5 launched in September in Korea, and re-launched Ragnarok Online in Indonesia. The increase YoY was mostly resulted from increased advertising expenses for Ragnarok M: Eternal Love in Korea, Ragnarok H5 launched in September in Korea, re-launched Ragnarok Online in Indonesia, research and development expenses and salaries.

Profit before income tax expenses

Profit before income tax expenses was KRW 11,213 million (US$ 9,376 thousand) for the third quarter of 2019 compared with profit before income tax expense of KRW 14,037 million for the second quarter of 2019 and profit before income tax expenses of KRW 7,329 million for the third quarter of 2018.

Net Profit

As a result of the foregoing factors, Gravity recorded a net profit attributable to parent company of KRW 8,952 million (US$ 7,485 thousand) for the third quarter of 2019 compared with net profit attributable to parent company of KRW 10,861 million for the second quarter of 2019 and a net profit attributable to parent company of KRW 6,312 million for the third quarter of 2018.

Liquidity

The balance of cash and cash equivalents and short-term financial instruments was KRW 120,259 million (US$ 100,564 thousand) as of September 30, 2019.

Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the exchange rate of KRW 1,195.85 to US$ 1.00, the noon buying rate in effect on September 30, 2019 as quoted by the Federal Reserve Bank of New York.

GRAVITY BUSINESS UPDATE

Ragnarok Online IP-based Games

•	Ragnarok Origin, a MMORPG mobile game

Ragnarok Origin is scheduled to be launched in Korea in 2020. The game embodies Ragnarok’s game elements to the highest level of graphics on the mobile device.

•	Ragnarok M: Eternal Love, a MMORPG mobile game

Ragnarok M: Eternal Love has launched in Europe (except for some regions) and Russia on October 16, 2019.

•	Ragnarok Tactics, a SRPG mobile game

Ragnarok Tactics has launched in Thailand on November 8, 2019. On the launching day, the game ranked as the first in free download rankings and the second in gross rankings of Apple App Store. The game is scheduled to be launched in Korea in the first half of 2020.

•	Other Ragnarok Online IP-based games

Gravity has launched Ragnarok Click H5, a Click Action RPG game, globally on November 13, 2019.

The company has been preparing to launch Ragnarok H5, an idle RPG game, in Indonesia in the first quarter of 2020.

Other IP games

•	The Color of Dream Fantasy Latele, a MMORPG mobile game, has launched in Japan on October 16, 2019.

Investor Presentation

Gravity issued an investor presentation. The presentation contains the Company’s recent business updates, results of the third quarter in 2019 and Gravity’s business plan. The presentation can be found on the Company’s website under the IR Archives section at http://www.gravity.co.kr/en/ir/pds/list.asp. Korean and Japanese versions of the presentation are also provided on the website.

About GRAVITY Co., Ltd. ---------------------------------------------------

Gravity is a developer and publisher of online and mobile games. Gravity's principal product, Ragnarok Online, is a popular online game in many markets, including Japan and Taiwan, and is currently commercially offered in 83 markets and countries. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe”, “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our annual report for the fiscal year ended December 31, 2019 on Form 20-F, together with such other documents that we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:

Mr. Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
Email: kheung@gravity.co.kr

Ms. Jin Lee

Ms. Minji Oh
IR Unit
Gravity Co., Ltd.
Email: ir@gravity.co.kr
Telephone: +82-2-2132-7800

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GRAVITY Co., Ltd.

Consolidated Statements of Financial Position

(In millions of KRW and thousands of US$)

	As of
	31-Dec-18		30-Sep-19
	KRW	US$	KRW	US$
	(audited)	(unaudited)	(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	86,051	71,958	88,759	74,223
Short-term financial instruments	9,500	7,944	31,500	26,341
Accounts receivable, net	60,664	50,729	39,409	32,955
Other receivables, net	255	213	199	166
Prepaid expenses	2,516	2,104	1,929	1,613
Other current assets	1,182	988	3,749	3,135
Total current assets	160,168	133,936	165,545	138,433
Property and equipment, net	1,498	1,253	6,833	5,714
Intangible assets	1,163	973	1,568	1,311
Deferred tax assets	7,413	6,199	8,866	7,414
Other non-current financial assets	1,494	1,249	1,662	1,390
Other non-current assets	1,438	1,202	1,727	1,444
Total assets	173,174	144,812	186,201	155,706
Liabilities and Equity
Current liabilities:
Accounts payable	71,928	60,148	44,258	37,010
Deferred revenue	16,476	13,778	12,795	10,700
Withholdings	2,019	1,688	2,119	1,772
Accrued expense	1,031	862	1,049	878
Income tax payable	1,944	1,626	3,204	2,679
Other current liabilities	123	102	1,889	1,580
Total current liabilities	93,521	78,204	65,314	54,619
Long-term deferred revenue	3,598	3,009	1,294	1,082
Other non-current liabilities	503	421	3,564	2,980
Total liabilities	97,622	81,634	70,172	58,681
Share capital	3,474	2,905	3,474	2,905
Capital surplus	27,141	22,695	27,128	22,685
Other components of equity	138	115	814	680
Retained earnings (Accumulated deficit)	45,405	37,970	84,978	71,061
Equity attributable to owners of the Parent Company	76,158	63,685	116,394	97,331
Non-controlling interest	(606)	(507)	(365)	(306)
Total equity	75,552	63,178	116,029	97,025
Total liabilities and equity	173,174	144,812	186,201	155,706

* For convenience purposes only, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,195.85 to US$ 1.00, the noon buying rate in effect on September 30, 2019 as quoted by the Federal Reserve Bank of New York.

GRAVITY Co., Ltd.

Consolidated Statements of Comprehensive Income

(In millions of KRW and thousands of US$ except for share and ADS data)

	Three months ended				Nine months ended
	30-Jun-19	30-Sep-18	30-Sep-19		30-Sep-18	30-Sep-19
	(KRW)	(KRW)	(KRW)	(US$)	(KRW)	(KRW)	(US$)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Online games-subscription revenue	6,746	6,005	10,564	8,834	21,017	23,566	19,706
Online games-royalties and license fees	2,832	2,961	2,583	2,160	10,788	9,135	7,639
Mobile games and applications	66,463	33,387	61,238	51,209	136,573	248,848	208,093
Character merchandising and other revenue	2,086	1,848	3,181	2,660	5,160	7,767	6,495
Total net revenue	78,127	44,201	77,566	64,863	173,538	289,316	241,933
Cost of revenue	56,858	29,806	56,058	46,877	118,740	214,153	179,080
Gross profit	21,269	14,395	21,508	17,986	54,798	75,163	62,853
Operating expenses:
Selling, general and administrative	5,733	5,602	8,984	7,513	28,899	21,382	17,880
Research and development	2,432	1,760	2,349	1,965	5,376	6,658	5,568
Others, net	106	(51)	(51)	(43)	296	259	217
Total operating expenses	8,271	7,311	11,282	9,435	34,571	28,299	23,665
Operating profit	12,998	7,084	10,226	8,551	20,227	46,864	39,188
Finance income(costs):
Finance income	1,141	58	1,353	1,131	1,540	3,556	2,974
Finance costs	(102)	187	(366)	(306)	(679)	(781)	(653)
Profit before income tax	14,037	7,329	11,213	9,376	21,088	49,639	41,509
Income tax expenses(profits)	3,208	1,024	2,357	1,971	4,659	10,192	8,523
Profit for the period	10,829	6,305	8,856	7,405	16,429	39,447	32,986
Profit attributable to:
Non-controlling interest	(32)	(7)	(96)	(80)	(47)	(126)	(105)
Owners of Parent company	10,861	6,312	8,952	7,485	16,476	39,573	33,091
Earning per share
- Basic and diluted	1,563	908	1,288	1.08	2,371	5,695	4.76
Weighted average number of shares outstanding
- Basic and diluted	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900
Earning per ADS(1)
- Basic and diluted	1,563	908	1,288	1.08	2,371	5,695	4.76

* For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,195.85 to US$1.00, the noon buying rate in effect on September 30, 2019 as quoted by the Federal Reserve Bank of New York.

(1) Each ADS represents one common share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer

Date: November 14, 2019